

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 19, 2017

Kathleen Eisbrenner
Chief Executive Officer
NextDecade Corporation
3 Waterway Square Place, Suite 400
The Woodlands, Texas 77380

>   **Re: NextDecade Corporation**
>   **Registration Statement on Form S-3**
>   **Filed August 30, 2017**
>   **File No. 333-220263**

Dear Kathleen Eisbrenner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Information By Reference, page 2

1. Since the filing date of this registration statement, we note that you have filed certain Exchange Act reports. Please update this section to include the appropriate reports. Further, should you wish to incorporate by reference other Exchange Act reports filed during the period prior to the effectiveness of this registration statement, please also revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. See Compliance and Disclosure Interpretations – Securities Act Forms Question 123.05 which is available on our website.

Selling Stockholders, page 8

2. Please disclose whether any of the selling stockholders are broker-dealers, such as Cantor Fitzgerald & Co., or affiliates of broker-dealers. Note that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter. We note your disclosure on page 17, where you state that the selling stockholders, etc. *may* be underwriters, however, you should revise your disclosure to affirmatively state as much, as applicable.

Exhibit 5.1

3. Please have counsel revise the legal opinion to opine that the 39,155,199 shares which are not yet issued, will be, when sold, validly issued, fully paid and nonassessable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jacqueline Kaufman, Staff Attorney at 202-551-3797, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Krysta Behrens De Lima, General Counsel
        Carrie Ratliff, King & Spalding